Exhibit 99.1

Dominion Diamond Corporation Announces Election of Directors

YELLOWKNIFE, NT (July 15, 2015) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) today announced that the nominees listed in the management information circular for the 2015 Annual Meeting of Shareholders were elected as directors of the Company at its Annual Meeting held on July 15th, 2015. The results of the votes are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Graham G. Clow	66,862,264	99.94	37,457	0.06
Robert A. Gannicott	65,508,648	97.92	1,391,073	2.08
Daniel Jarvis	65,985,625	98.63	914,096	1.37
Tom Kenny	66,872,806	99.96	26,915	0.04
Manuel Lino Silva de Sousa-Oliveira	66,050,638	98.73	848,690	1.27
Fiona Perrott-Humphrey	66,867,911	99.95	31,810	0.05
Chuck Strahl	66,804,551	99.86	94,777	0.14

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About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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